Mail Stop 6010
Via Facsimile and U.S. Mail

July 18, 2008

Mr. Stephen G. Walker
Senior Vice President, Controller and Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: **Protective Life Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2007
             File No. 001-11339

Dear Mr. Walker:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joel Parker
                    Branch Chief